Exhibit 99.2

Q3 - 2023 Results November 3, 2023

Louis Tonelli Vice President, Investor Relations Q3 - 2023 RESULTS 2

Forward Looking Statements Q3 - 2023 RESULTS 3 Certain statements in this document constitutes "forward - looking information" or "forward - looking statements" (collectively, "forward - looking statements") . Any such forward - looking statements are intended to provide information about management's current expectations and plans and may not be appropriate for other purposes . Forward - looking statements may include financial and other projections, as well as statements regarding our future plans, strategic objectives or economic performance, or the assumptions underlying any of the foregoing, and other statements that are not recitations of historical fact . We use words such as "may", "would", "could", "should", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "aim", "forecast", "outlook", "project", "estimate", "target" and similar expressions suggesting future outcomes or events to identify forward - looking statements . The following table identifies the material forward - looking statements contained in this document, together with the material potential risks that we currently believe could cause actual results to differ materially from such forward - looking statements . Readers should also consider all of the risk factors which follow below the table : Material Potential Risks Related to Applicable Forward - Looking Statement Material Forward - Looking Statement  Light vehicle sales levels  Production disruptions, including as a result of labour strikes  Supply disruptions  Production allocation decisions by OEMs Light Vehicle Production  Same risks as for Light Vehicle Production above  The impact of elevated interest rates and availability of credit on consumer confidence and in turn vehicle sales and production  The impact of deteriorating vehicle affordability on consumer demand, and in turn vehicle sales and production  Potential consumer hesitancy with respect to EVs  Strategic and other risks relating to the transition to electromobility  Our ability to consistently develop and commercialize innovative products and processes  Concentration of sales with six customers  Shifts in market shares among vehicles or vehicle segments  Shifts in consumer “take rates” for products we sell  Relative foreign exchange rates Total Sales Segment Sales Sales CAGR in High - Growth Areas (to 2027 ) New Mobility Sales (by 2027 )  Same risks as for Total Sales/Segment Sales/Sales CAGR/New Mobility Sales above  Successful execution of critical program launches, including complete vehicle manufacturing of the Fisker Ocean SUV  Operational underperformance  Product warranty/recall risks  Production inefficiencies in our operations due to volatile vehicle production allocation decisions by OEMs  Higher costs incurred to mitigate the risk of supply disruptions  Inflationary pressures  Our ability to secure cost recoveries from customers and/or otherwise offset higher input costs  Price concessions  Commodity cost volatility  Scrap steel price volatility  Higher labour costs  Tax risks Adjusted EBIT Margin Net Income Attributable to Magna Potential Margin Expansion (to 2025 ) Target Leverage Ratio  Same risks as Adjusted EBIT Margin/Net Income Attributable to Magna/Potential Margin Expansion/Target Leverage Ratio above  Risks related to conducting business through joint ventures Equity Income  Same risks as for Total Sales/Segment Sales/Sales CAGR/New Mobility Sales and Adjusted EBIT Margin/Net Income Attributable to Magna/Potential Margin Expansion/Target Leverage Ratio above Free Cash Flow

Forward Looking Statements (cont.) Q3 - 2023 RESULTS 4 Forward - looking statements are based on information currently available to us and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. While we believe we have a reasonable basis for mak ing any such forward - looking statements, they are not a guarantee of future performance or outcomes. In addition to the factors in the table above, whether actual results and developments conform to our expectations and predictions is subject to a number o f r isks, assumptions, and uncertainties, many of which are beyond our control, and the effects of which can be difficult to pred ict , including, without limitation: Acquisition Risks  competition for strategic acquisition targets;  inherent merger and acquisition risks;  acquisition integration risk; Other Business Risks  risks related to conducting business through joint ventures;  transition and physical risks related to climate change;  intellectual property risks;  risks of conducting business in foreign markets;  fluctuations in relative currency values;  tax risks;  reduced financial flexibility as a result of an economic shock;  changes in credit ratings assigned to us;  the unpredictability of, and fluctuation in, the trading price of our Common Shares; Legal, Regulatory and Other Risks  antitrust risk;  legal claims and/or regulatory actions against us;  changes in laws and regulations, including those related to vehicle emissions, taxation, or supply chain due diligence;  potential restrictions on free trade; and  trade disputes/tariffs. . Supply Chain Risks  a deterioration of the financial condition of our supply base;  supply disruptions and applicable costs related to supply disruption mitigation initiatives, including with respect to semiconductor chips;  regional energy shortages/disruptions and pricing; Manufacturing/Operational Risks  product and new facility launch risks;  operational underperformance;  restructuring costs;  impairment charges;  labour disruptions;  skilled labour attraction/retention;  risks related to COVID - 19;  leadership expertise and succession; IT Security/Cybersecurity Risk  IT/Cybersecurity breach;  product Cybersecurity breach; Pricing Risks  pricing risks between time of quote and start of production;  price concessions;  commodity price volatility;  declines in scrap steel/aluminum prices; Warranty / Recall Risks  costs related to repair or replacement of defective products, including due to a recall;  warranty or recall costs that exceed warranty provision or insurance coverage limits;  product liability claims; Macroeconomic, Geopolitical and Other Risks  inflationary pressures;  interest rate levels; Risks Related to the Automotive Industry  economic cyclicality;  regional production volume declines;  intense competition;  deteriorating vehicle affordability;  potential consumer hesitancy with respect to Electric Vehicles (“EVs”); Strategic Risks  alignment of our product mix with the “Car of the Future”;  our ability to consistently develop and commercialize innovative products or processes;  our investments in mobility and technology companies;  our changing business risk profile as a result of increased investment in electrification and autonomous/assisted driving, including: higher R&D and engineering costs, and challenges in quoting for profitable returns on products for which we may not have significant quoting experience;  strategic and other risks related to the transition to electromobility;  inability to achieve future investment returns that equal or exceed past returns; Customer - Related Risks  the impact of OEM production - related disruptions, including as a result of labour strikes;  concentration of sales with six customers;  inability to significantly grow our business with Asian customers;  emergence of potentially disruptive EV OEMs, including risks related to limited revenues/operating history of new OEM entrants;  OEM consolidation and cooperation;  Evolving counterparty risk profile;  shifts in market shares among vehicles or vehicle segments;  shifts in consumer "take rates" for products we sell;  dependence on outsourcing;  quarterly sales fluctuations;  potential loss of any material purchase orders; In evaluating forward - looking statements or forward - looking information, we caution readers not to place undue reliance on any f orward - looking statement. Additionally, readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward - looking statements, including the risks, assumptions and un certainties above which are:  discussed under the “Industry Trends and Risks” heading of our Management’s Discussion and Analysis; and  set out in our revised Annual Information Form filed with securities commissions in Canada, our annual report on Form 40 - F / 40 - F/A filed with the United States Securities and Exchange commission, and subsequent filings. Readers should also consider discussion of our risk mitigation activities with respect to certain risk factors, which can be als o found in our Annual Information Form. Additional information about Magna, including our Annual Information Form, is availab le through the System for Electronic Data Analysis and Retrieval+ (SEDAR+) at www.sedarplus.com .

Q3 - 2023 RESULTS 5 Reminders All amounts are in U.S. Dollars Effective July 1, 2023 we revised our calculation of Non - GAAP measures to exclude amortization of acquired intangible assets. The historical presentation of non - GAAP measures has also been updated to reflect the revised calculations. Today's discussion excludes the impact of other expense (income), net ("Unusual Items") and amortization of acquired intangible assets. "Organic", in the context of sales movements, means "excluding the impact of foreign exchange, acquisitions and divestitures"

Swamy Kotagiri Chief Executive Officer Q3 - 2023 RESULTS 6

Key Takeaways Q3 - 2023 RESULTS 7 Q3 organic sales outperformed weighted industry production by 2% ‒ 4% outgrowth excluding Complete Vehicles  Strong Q3 operating performance ‒ YoY: Adjusted EBIT margin up 90 bps, Adjusted EPS up 33%  Continued traction in operational excellence initiatives  Raised 2023 outlook for Adjusted EBIT margin and Adjusted net income  Committed to net - zero by 2050 

Operating Environment Q3 - 2023 RESULTS 8 • Continued incremental improvements – Reduced supply constraints, higher and less volatile OEM vehicle production – Resilient auto sales • Interlocking challenges impacting entire industry – Continuing elevated labour inflation, higher interest rates, macroeconomic uncertainty • North American OEM - UAW labour agreements to be finalized – Outlook includes UAW strike impact • Remain highly focused on containing costs and expanding margins – Driving operational improvements – Obtaining cost recoveries – Flawless launches

Executing Go-Forward Strategy

MAGNA

1. Accelerate deployment of capital towards high-growth areas

	Sales CAGR 2022-2027F
Powertrain Electrification[1]	35+%
Battery Enclosures	75+%
Active Safety	45+%

2. Drive operational excellence

150 bps
Margin Expansion 2022-2025

On Track for
~1/2
to be realized in 2023

3. Unlock new business models and markets

5x
Growth Swaps in Battery-as-a-Service (Baas) Platform in India

~1,000
Deliveries/Day Utilizing Magna-Produced Bots

Expect
~$300 million
New Mobility Sales by 2027

[1] Represents managed sales. Managed sales = consolidated sales + sales at 100% for unconsolidated entities. Includes both 48V hybrid + high voltage sales.

Q3-2023 RESULTS 9

Committed to Net - zero 10 Goals 20% energy intensity reduction by 2027 100% Renewable Electricity 100% in Europe by 2025 100% Globally by 2030 SBTi 2030 near - term Commitment 42% reduction in scope 1 and 2 25% reduction in scope 3 SBTi 2050 net - zero Commitment 90% reduction in all 3 scopes Net - zero Alignment with our customers and the Science Based Targets Initiative – the gold standard for decarbonization targets Priorities unchanged – energy reduction and renewable electricity to meet near - term targets Net - zero focuses on process decarbonization: increasing business resiliency and minimizing risk Q3 - 2023 RESULTS

Pat McCann Executive Vice President & Chief Financial Officer Q3 - 2023 RESULTS 11

Q3 2023 Performance Highlights Q3 - 2023 RESULTS 12 Consolidated Sales $10.7B Weighted GoM 1 of 2% (4% excl. Complete Vehicles) +15% Free Cash Flow 3 $23M 1 Weighted Growth over Market (GoM) compares organic sales growth (%) to vehicle production change (%) after applying Magna geo gra phic sales weighting, excluding Complete Vehicles, to regional production 2 Excludes the amortization of acquired intangibles beginning in Q3, 2023 (prior years restated) 3 Free Cash Flow is Cash from Operating Activities plus proceeds from normal course dispositions of fixed and other assets minu s c apital spending minus investment in other assets Other highlights Paid out $128M in dividends GoM 1 in BE&S, P&V and Seating Raised 2023 Outlook Adjusted Diluted EPS 2 $1.46 +33% Adjusted EBIT 2 5.8% +90 bps $615M +36%

Q3 2023 Financial Results

MAGNA

Consolidated Sales

($Millions)

+15%



9,268
1,013
-127
155
379
10,688
Q3 2022
Volumes, Launches & Other[2]
Complete Vehicles
Foreign Exchange
Acquisitions, Net of Divestitures
Q3 2023

Q3 2023 PRODUCTION	
Global	+4%
North America	+7%
Europe	+14%
China	-2%
Magna Weighted	+8%

Weighted GoM[1] 2%
(4% excl. Complete Vehicles)

[1] Weighted Growth over Market (GoM) compares organic sales growth (%) to vehicle production change (%) after applying Magna geographic sales weighting, excluding Complete Vehicles, to regional production

[2] Includes customer recoveries of certain higher production input costs and contractual customer price givebacks

Q3-2023 RESULTS 13

Q3 2023 Financial Results Q3 - 2023 RESULTS 14 • Operational – Productivity and efficiency improvements – Lower net engineering costs • Lower net input costs – Lower costs for energy and commodities – Customer recoveries – Higher labour costs • Volumes, Performance & Other – Strong earnings on higher sales – Program changeover in Complete Vehicles ( - ) – Impact of UAW strike ( - ) – Acquisitions, net of divestitures ( - ) • Higher equity income – Earnings on higher unconsolidated sales – Net favourable commercial items • Non - recurring – Net commercial items ( - ) – Lower amortization on pubco securities ( - ) – Lower warranty costs (+) 1 Excludes the amortization of acquired intangibles $615 1 $452 1 Adjusted EBIT & Margin ($Millions) 1 1

Q3 2023 Financial Results Q3 - 2023 RESULTS 15 CHANGE Q3 2023 Q3 2022 ($Millions, unless otherwise noted) 163 615 452 Adjusted EBIT 1 (31) 49 18 Interest Expense 132 566 434 Adjusted Pre - Tax Income (14) 124 110 Adjusted Income Taxes (16) (23) (7) Income Attributable to Non - Controlling Interests 102 419 317 Adjusted Net Income Attributable to Magna (1.7) 286.8 288.5 Diluted Share Count (millions of units) 0.36 1.46 1.10 Adjusted EPS ($) 25.3% 21.9% 1 Excludes the amortization of acquired intangibles

Q3 2023 Cash Flow and Investment Activities Q3 - 2023 RESULTS 16 Free Cash Flow 1 ($Millions) OTHER SOURCES (USES) OF CASH (135) (10) Net Issues (Repayment) of Debt (7) (25) Public and Private Equity Investments - (180) Repurchase of Common Shares (128) (125) Dividends Q3 2023 Q3 2022 ($Millions, unless otherwise noted) 821 591 Cash from Operations Before Changes in Operating Assets & Liabilities (24) (353) Changes in Operating Assets & Liabilities 797 238 Cash from Operations (630) (364) Fixed Asset Additions (176) (125) Increase in Investments, Other Assets and Intangible Assets 32 41 Proceeds from Dispositions (774) (448) Investment Activities 23 (210) FREE CASH FLOW 1 - 210 23 0.0 0.0 0.0 0.0 0.1 0.1 0.1 0.1 0.1 0.1 0.1 -250 -200 -150 -100 -50 0 50 100 Q3'22 Q3'23 1 Free Cash Flow (FCF) is Cash from Operating Activities plus proceeds from normal course dispositions of fixed and other asset s m inus capital spending minus investment in other assets

Continued Financial Strength Q3 - 2023 RESULTS 17 LEVERAGE RATIO (LTM, 30SEP23) ($M illions) 7,356 Adjusted Debt 3,647 Adjusted EBITDA 2.02 Adjusted Debt / Adjusted EBITDA TOTAL LIQUIDITY (30SEP23) ($M illions) 1,022 Cash 3,500 Available Term & Operating Lines of Credit 4,522 Total Liquidity Investment - grade ratings from Moody’s, S&P, DBRS 1 Excluding excess cash held to pay down €550M Senior N otes coming due in Q4 1.98 Adjusted Debt / Adjusted EBITDA (excl. excess cash) 1 2.19 2.02 <2.0 0.0 0.5 1.0 1.5 2.0 2.5 Q2'23 Q3'23 Q4'23F Q4'24F Adjusted Debt/EBITDA Tracking better than we anticipated at end of Q2

Updated 2023 Outlook – Key Assumptions Q3 - 2023 RESULTS 18 NOVEMBER 2023 AUGUST 2023 2022 Light Vehicle Production (millions of units) 15.2 15.2 14.3 • North America 17.6 17.0 15.8 • Europe 27.1 26.2 26.4 • China Foreign Exchange Rates 0.743 0.746 0.769 • 1 CDN dollar equals USD 1.075 1.096 1.053 • 1 EURO equals USD 0.141 0.142 0.149 • 1 RMB equals USD Changed from previous Outlook • UAW strike included in Outlook

Updated 2023 Outlook Q3 - 2023 RESULTS 19 Raised Outlook, including UAW strike 2023 2022 November Acquired Intangibles Adjustment August Actual ($Billions, unless otherwise noted) 42.1 – 43.1 41.9 – 43.5 37.8 Total Sales 5.1% – 5.4% 0.1% 4.8% – 5.2% 4.5% Adjusted EBIT Margin % 1,2 125M – 150M 110M – 140M 89M Equity Income ~150M ~150M 81M Interest Expense ~21% ~21% 21.3% Income Tax Rate 3 1.55 – 1.65 1.4 – 1.6 1.2 Adj. Net Income Attributable to Magna 4 ~2.5 ~2.5 1.7 Capital Spending 0.1 – 0.3 0.1 – 0.3 0.083 Free Cash Flow 5 1 Adjusted EBIT Margin is the ratio of Adjusted EBIT to Total Sales 2 Magna's Adjusted EBIT excludes the amortization of acquired intangibles beginning in Q3, 2023 (prior years restated) 3 Income Tax Rate has been calculated using Adjusted EBIT and is based on current tax legislation 4 Net Income Attributable to Magna represents Net Income excluding Other expense (income), net and amortization of acquired int an gibles 5 Free Cash Flow (FCF) is Cash from Operating Activities plus proceeds from normal course dispositions of fixed and other asset s m inus capital spending minus investment in other assets Changed from previous Outlook

In Summary Q3 - 2023 RESULTS 20 Strong Q3 operating performance Raised outlook for 2023 Continued confidence in future margin expansion Further sales growth over market %

Appendix – Q3 2023 Results Q3 - 2023 RESULTS 21

Q3 2023 Reconciliation of Reported Results Q3 - 2023 RESULTS 22 Adjusted (2) (1) Reported Excluding: (1) Other Expense (Income), Net and (2) Amortization of Acquired and Intangible Assets $Millions, except for share figures $ 566 $ 32 $ (4) $ 538 Income Before Income Taxes 5.3% 5.0% % of Sales $ 124 $ 7 $ (4) $ 121 Income Tax Expense 21.9% 22.5% % of Pretax $ (23) $ - $ - $ (23) Income Attributable to Non - Controlling Interests $ 419 $ 25 $ - $ 394 Net Income Attributable to Magna $ 1.46 $ 0.09 $ - $ 1.37 Earnings Per Share

Q3 2022 Reconciliation of Reported Results Q3 - 2023 RESULTS 23 Adjusted (2) (1) Reported Excluding: (1) Other Expense (Income), Net and (2) Amortization of Acquired and Intangible Assets $Millions, except for share figures $ 434 $ 11 $ 23 $ 400 Income Before Income Taxes 4.7% 4.3% % of Sales $ 110 $ 2 $ 4 $ 104 Income Tax Expense 25.5% 26.0% % of Pretax $ (7) $ - $ - $ (7) Income Attributable to Non - Controlling Interests $ 317 $ 9 $ 19 $ 289 Net Income Attributable to Magna $ 1.10 $ 0.03 $ 0.07 $ 1.00 Earnings Per Share

Sales Performance vs Market Q3 - 2023 RESULTS 24 Performance vs Weighted Global Production (Weighted GoM) Organic 1 Reported 1% 9% 10% Body Exteriors & Structures 6% 14% 29% Power & Vision 10% 18% 18% Seating Systems (17)% (9)% (2)% Complete Vehicles 2% 10% 15% TOTAL SALES 4% Unweighted Production Growth 8% Weighted Production Growth 2 1 Organic Sales represents sales excluding acquisitions net of divestitures and FX movements 2 Calculated by applying Magna geographic sales weighting, excluding Complete Vehicles, to regional production Q3 2023 vs Q3 2022

Segment Impact on Adjusted EBIT % of Sales Q3 - 2023 RESULTS 25 Adjusted EBIT as a Percentage of Sales Adjusted EBIT Sales ($Millions) 4.9% $ 452 $ 9,268 3 rd Quarter of 2022 Increase (Decrease) Related to: 1.1% $ 131 $ 378 Body Exteriors & Structures 0.5% $ 97 $ 834 Power & Vision 0.2% $ 33 $ 234 Seating Systems (0.6)% $ (70) $ (28) Complete Vehicles (0.3)% $ (28) $ 2 Corporate and Other 5.8% $ 615 $ 10,688 3 rd Quarter of 2023 Q3 2023 vs Q3 2022

Geographic Sales

Q3 2023 vs Q3 2022


North America
$4.7B
$5.4B
PRODUCTION 7%
Europe
$3.3B
$3.9B
PRODUCTION 14%
Asia
$1.2B
$1.5B
ASIA PRODUCTION -%
China Production (2)%
Rest of World
$133M
$148M
S.A. PRODUCTION (3)%
Q3 2022
Q3 2023

Q3-2023 RESULTS 26

2023 Segment Adjusted EBIT Margin 1 Q3 - 2023 RESULTS 27 Body Exteriors & Structures  2022  August 2023 Outlook  November 2023 Outlook 5.3% 6.9 - 7.4% 7.1 - 7.4% 2.0% 3.3 - 3.8% 3.7 - 4.0% 4.2% 4.4 - 4.9% 4.6 - 4.9% 4.5% 1.6 - 2.1% 1.8 - 2.2% Seating Power & Vision Complete Vehicles 1 Excludes the amortization of all acquired intangibles

Capital Allocation Principles Q3 - 2023 RESULTS 28 Disciplined, Profitable Approach to Growth Remains a Foundational Principle Q3 2023 • Preserve liquidity and high investment grade credit ratings Maintain Strong Balance Sheet 2.02x LTM 30SEP23 - Adj. debt / Adj. EBITDA ratio between 1.0 - 1.5x • Maintain flexibility to invest for growth $ 630M $ 176M Fixed asset additions Other investments • Organic and inorganic opportunities Invest for Growth • Innovation $ 128M • Continued dividend growth over time Return Capital to Shareholders • Repurchase shares with excess liquidity

Q3 - 2023 RESULTS 29